September 7, 2012

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

Re:	Virgin Media Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 21, 2012
File No. 000-50886

Dear Mr. Spirgel:

Virgin Media Inc. has received your comment letter dated August 29, 2012 relating to the above-referenced filing.

We are in the process of preparing a response to the comment letter. However, as our Compensation Committee and Audit Committee wish to consider this matter, we believe we will require additional time to consider and respond fully to your comments. Pursuant to your conversation with Liz Pierson on September 6, 2012, we respectfully request that we be granted an extension until September 30, 2012 to respond to the comment letter.

Please do not hesitate to call my colleague, Liz Pierson, with any questions. Her telephone number is +44.7968.195791 and her fax number is +44.1256.752665. Thank you for your consideration in this matter.

Sincerely,

/s/ Catherine Moroz
Catherine Moroz
Assistant General Counsel